UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                                MedicalCV, Inc.
                                ---------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  584639 10 8
                                  -----------
                                 (CUSIP Number)

                                 April 29, 2005
                                 --------------
            (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[x]          Rule 13d-1(b)

[x]          Rule 13d-1(c)

[ ]          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 584639 10 8             SCHEDULE 13G                  Page 2 of 11


 1   Name of Reporting Person               MEDCAP MANAGEMENT & RESEARCH LLC

     IRS Identification No. of Above Person                       94-3411543

 2   Check the Appropriate Box if a member of a Group                (a) [ ]

                                                                     (b) [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                           DELAWARE

   NUMBER OF       5    Sole Voting Power                          1,205,375
    SHARES
 BENEFICIALLY      6    Shared Voting Power                                0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                     1,205,375
  PERSON WITH
                   8    Shared Dispositive Power                           0

 9   Aggregate Amount Beneficially Owned by Each                   1,205,375
     Reporting Person

 10  Check Box if the Aggregate Amount in Row (9) Excludes               [ ]
     Certain Shares

 11  Percent of Class Represented by Amount in Row 9                  9.999%

 12  Type of Reporting Person                                             IA

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CUSIP No. 584639 10 8             SCHEDULE 13G                  Page 3 of 11


 1   Name of Reporting Person                           MEDCAP PARTNERS L.P.

     IRS Identification No. of Above Person                       94-3412423

 2   Check the Appropriate Box if a member of a Group               (a)  [ ]

                                                                    (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                           DELAWARE

   NUMBER OF       5    Sole Voting Power                          1,205,375
    SHARES
 BENEFICIALLY      6    Shared Voting Power                                0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                     1,205,375
  PERSON WITH
                   8    Shared Dispositive Power                           0

 9   Aggregate Amount Beneficially Owned by Each                   1,205,375
     Reporting Person

 10  Check Box if the Aggregate Amount in Row (9) Excludes               [ ]
     Certain Shares

 11  Percent of Class Represented by Amount in Row 9                  9.999%

 12  Type of Reporting Person                                             PN

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CUSIP No. 584639 10 8             SCHEDULE 13G                  Page 4 of 11


 1   Name of Reporting Person                        MEDCAP MASTER FUND L.P.

     IRS Identification No. of Above Person                       98-0437526

 2   Check the Appropriate Box if a member of a Group               (a)  [ ]

                                                                    (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                     CAYMAN ISLANDS

   NUMBER OF       5    Sole Voting Power                          1,205,375
    SHARES
 BENEFICIALLY      6    Shared Voting Power                                0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                     1,205,375
  PERSON WITH
                   8    Shared Dispositive Power                           0

 9   Aggregate Amount Beneficially Owned by Each                   1,205,375
     Reporting Person

 10  Check Box if the Aggregate Amount in Row (9) Excludes               [ ]
     Certain Shares

 11  Percent of Class Represented by Amount in Row 9                  9.999%

 12  Type of Reporting Person                                             PN

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CUSIP No. 584639 10 8             SCHEDULE 13G                  Page 5 of 11


 1   Name of Reporting Person                                  C. FRED TONEY

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group               (a)  [ ]

                                                                    (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                      UNITED STATES

   NUMBER OF       5    Sole Voting Power                          1,205,375
    SHARES
 BENEFICIALLY      6    Shared Voting Power                                0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                     1,205,375
  PERSON WITH
                   8    Shared Dispositive Power                           0

 9   Aggregate Amount Beneficially Owned by Each                   1,205,375
     Reporting Person

 10  Check Box if the Aggregate Amount in Row (9) Excludes               [ ]
     Certain Shares

 11  Percent of Class Represented by Amount in Row 9                  9.999%

 12  Type of Reporting Person                                          IN/HC

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CUSIP No. 584639 10 8             SCHEDULE 13G                  Page 6 of 11


Item 1(a).  Name of Issuer:

          MedicalCV, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

          9725 South Robert Trail, Inver Grove Heights, MN 55077

Item 2(a).  Names of Persons Filing:

          MedCap Management & Research LLC ("MMR")

          MedCap Partners L.P. ("MedCap Partners")

          MedCap Master Fund L.P. ("MedCap Master Fund")

          C. Fred Toney

Item 2(b).  Address of Principal Business Office or, if none, Residence:

          The principal business office address of MMR, MedCap Partners and Toney is 500 Third Street, Suite 535, San Francisco, CA 94107.

          The principal business address of MedCap Master Fund is c/o ATC Trustees (Cayman) Limited, Cayside, 2nd Floor, Harbour Drive, George Town, Grand Cayman, Cayman Islands.

Item 2(c).  Citizenship:

          Reference is made to item 4 of pages two (2), three (3), four (4) and five (5) of this Schedule 13G, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

          Common Stock

Item 2(e).  CUSIP Number:

          584639 10 8

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
        U.S.C. 78c);

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

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CUSIP No. 584639 10 8             SCHEDULE 13G                  Page 7 of 11


        (e) [x] An investment adviser in accordance with Section
        240.13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

        (g) [x] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

        (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section
        3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
        80a-3);

        (j) [ ] Group, in accordance with Section 240.13d-
        1(b)(1)(ii)(J).

Item 4. Ownership.

          MedCap Partners is the record owner of 37,000 shares of the Issuer's Common Stock, 2,000 shares of the Issuer's 5% Series A Convertible Preferred Stock and holds warrants to purchase 3,000,000 shares of the Issuer's Common Stock. MedCap Master Fund is the record owner of 12,000 shares of the Issuer's Common Stock, 1,500 shares of the Issuer's 5% Series A Convertible Preferred Stock and holds warrants to purchase 2,250,000 shares of the Issuer's Common Stock (together with the securities of which MedCap Partners is the record owner in the previous sentence, the "Securities."). Subject to the Conversion Restrictions (defined below), as of the date hereof, each share of the Issuer's 5% Series A Convertible Preferred Stock is convertible into 2,000 shares of the Issuer's Common Stock.

          The conversion of the Issuer's 5% Series A Convertible Preferred Stock and the exercise of the warrants are subject to restrictions (the "Ownership Limitations") that prohibit conversion or exercise to the extent that the number of shares of the Issuer's Common Stock beneficially owned by MedCap Partners or MedCap Master Fund and their affiliates and other persons whose beneficial ownership is aggregated with them would exceed 9.999% of the total number of issued and outstanding shares of the Issuer's Common Stock, including for such purpose the shares of Common Stock issuable upon such conversion and/or exercise.

          Based on 10,737,083 shares of Common Stock of the Issuer outstanding as of March 15, 2005, as indicated in the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended January 31, 2005, and the Issuer's Form 8-K filed with the Commission on April 28, 2005, in which the Issuer stated that it had issued 112,500 shares of its Common Stock in private placements, the Reporting Persons have the right to acquire up to an additional 1,156,375 shares of the Issuer's Common Stock through the exercise of warrants and/or the conversion of shares of the Issuer's 5% Series A Convertible Preferred Stock. MMR as general partner and investment manager of MedCap Partners and MedCap Master Fund and C. Fred Toney as managing member of MMR may be deemed to beneficially own the Securities owned by MedCap Partners and MedCap Master Fund in that they may be deemed to have the power to direct the voting or disposition of the Securities.
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CUSIP No. 584639 10 8             SCHEDULE 13G                  Page 8 of 11


          Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that either MMR or Mr. Toney is, for any purpose, the beneficial owner of any such Securities to which this Schedule relates, and MMR and Mr. Toney disclaim beneficial ownership as to the Securities, except to the extent of their respective pecuniary interests therein.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, and members of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5. Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8. Identification and Classification of Members of the
Group.

          Not applicable.

Item 9. Notice of Dissolution of Group.

          Not applicable.

Item 10.    Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 584639 10 8             SCHEDULE 13G                  Page 9 of 11


                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 11, 2005               MEDCAP MANAGEMENT & RESEARCH LLC


                                   By: /s/ C. Fred Toney
                                       ----------------------------
                                       C. Fred Toney, its Managing
                                       Member


                                   C. FRED TONEY


                                      /s/ C. Fred Toney
                                      -----------------------------
                                      C. Fred Toney


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 11, 2005               MEDCAP PARTNERS L.P.
                                   By:  MedCap Management & Research LLC,
                                   its General Partner


                                   By: /s/ C. Fred Toney
                                       ----------------------------------
                                       C. Fred Toney, its Managing Member


                                   MEDCAP MASTER FUND L.P.
                                   By:  MedCap Management & Research LLC,
                                   its General Partner


                                   By: /s/ C. Fred Toney
                                       ----------------------------------
                                       C. Fred Toney, its Managing Member


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CUSIP No. 584639 10 8             SCHEDULE 13G                  Page 10 of 11



                                 EXHIBIT INDEX

        Exhibit A           Joint Filing Undertaking            Page 11


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CUSIP No. 584639 10 8             SCHEDULE 13G                  Page 11 of 11


                                   EXHIBIT A

                            JOINT FILING UNDERTAKING

          The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  May 11, 2005             MEDCAP MANAGEMENT & RESEARCH LLC


                                 By: /s/ C. Fred Toney
                                     ----------------------------------
                                     C. Fred Toney, its Managing Member


                                 MEDCAP PARTNERS L.P.
                                 By:  MedCap Management & Research LLC,
                                 its General Partner


                                 By: /s/ C. Fred Toney
                                     ----------------------------------
                                     C. Fred Toney, its Managing Member


                                 MEDCAP MASTER FUND L.P.
                                 By:  MedCap Management & Research LLC,
                                 its General Partner


                                 By: /s/ C. Fred Toney
                                     ----------------------------------
                                     C. Fred Toney, its Managing Member


                                 C. FRED TONEY


                                 /s/ C. Fred Toney
                                 ---------------------------------------
                                 C. Fred Toney